TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2005 and related notes thereto.  The consolidated financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting principles.  The effective date of this MD&A is October 26, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of October 26, 2005.  Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements.  Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.  The primary risk factors affecting the Company are discussed further in Note 17, “Risk”, below.  The Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change.  The reader is cautioned not to place undue reliance on forward looking statements.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly 8 kilometres north of the town of La Reforma, Sinaloa. Substantially all of the company’s efforts and resources are devoted to the exploration of this project. The base and precious metals of interest on the property are copper, gold, zinc and silver.  At July 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

During the year ended July 31, 2004 the Company, following completion of an airborne survey, undertook its Phase I drilling program with the completion of 12 drill holes for a cumulative 1,084 meters of drilling over approximately 600 meters of the mapped strike length of the property. The total cost of this program

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

2)

Mineral properties – Mexico (continued)

was approximately $1,637,000 of the $1,674,000 total exploration expenditure for that year.  Phase I drilling confirmed that the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies represented valid exploration targets.

This program was financed by the Company’s private placements in December, 2003 and March, 2004 which raised net proceeds of approximately $3 million.

The Phase II Program, designed to cover approximately 11,000 meters of drilling and commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million by fiscal year end. This Program was subsequently substantially expanded based on continuing encouraging results. The Company plans to test the strike width, length and depth potential of the Bahuerachi main zone porphyry as well as test additional targets on site at an estimated cost of $8 million for drilling and infrastructure expansion over the forthcoming year.  This program will aim to clearly demonstrate the bulk tonnage potential of the system. This program will be financed by the proceeds of a private placement totaling $9.7 million concluded in April 2005.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential and is looking forward to accelerating its pace of exploration as rapidly as conditions allow.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

Canada

a)

Northwest Territories

During the year ended July 31, 2004, the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties are the Company’s only interests in the Northwest Territories.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Majescor’s joint venture partner has indicated that a $660,000 exploration program has commenced for the Carat property.

b)     Saskatchewan-Weedy Lake

The Company has a 50.1% interest in the Weedy Lake property.  The property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band could earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

2)

Mineral properties – Canada (continued)

In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

3)

Operating Results

The net loss for the year ended July 31, 2005 of $1,632,000 represents a $487,000 increase over the prior year’s loss.  Overhead recoveries ceased to be an income source for the Company in the current year, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $49,000 attributable to higher cash balances. Further, total expenses increased $536,000 from the comparative year.  The bulk of the increase is due to an increase in stock-based compensation of $597,000.  Stock-based compensation represents the value assigned to options that were granted to consultants, officers and directors during the period.  The value is calculated using the Black Scholes Option Pricing Model as described in note 7b)iv) to the financial statements.  The higher amount in the current period is primarily due to the increasing stock price of the Company.

 “General and administrative” expenses have increased approximately $748,000 from the comparative year.  The bulk of the increase is due to an increase in stock-based compensation of $597,000 as discussed above.  Administrative consulting fees increased approximately $54,000 from the comparative year, occupancy costs increased $14,000, office and secretarial costs $32,000, website and networking costs $9,000.  Salaries and benefits aggregated $20,000 during fiscal 2005 and $nil in the comparative year as there were no employees.  Directors’ and officers’ liability insurance costs aggregated $18,000 during fiscal 2005 and $nil in the comparative year when there was no policy in place.

With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and creating the new website.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  This is reflected in increased consulting costs and increased office and secretarial costs.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the year resulted in greater office and secretarial costs during the current year. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

Occupancy costs increased as a result of the Company’s sublease being adjusted effective July 1, 2004 to reflect the Company’s greater utilization of shared office space.  The increase in website and networking expenses is associated with the cost of redesigning and maintaining the Company website during the current period.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative year that coincided with its limited working capital.

Professional fees decreased $10,000.  The Company incurred more in professional fees associated with the preparation of a Regulatory Filing Document, (the Form 20F), for the United States in the prior year as it was the first year for filing.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

3)

Operating Results (continued)

The Company had significantly more capital assets during the year ended July 31, 2005 than the comparative year resulting in a $10,000 increase in amortization of capital assets.  Stock exchange and transfer agent fees increased primarily as a result of the issuance of capital stock upon warrant exercises that were numerous during the current year.

As at July 31, 2005 the Company recorded a non-cash unrealized foreign currency translation loss of $28,000.  This figure reflects a more volatile relationship among the Canadian dollar, U.S. dollar and Mexican peso in fiscal 2005.  The Company did not have any foreign currency bank accounts in fiscal July 31, 2004.

4)

Liquidity and Capital Resources

At July 31, 2005, the Company had positive working capital of $10 million and cash and cash equivalents of $10.3 million.    The private placement netting $9.7 million was the most significant source of cash during the current year.   Cash was provided by the exercise of warrants and options during the current year for aggregate proceeds of $2.4 million and the sale of investments for proceeds of approximately $20,000.  The largest use of cash during the year ended July 31, 2005 related to mineral property expenditures, exploration advances and capital asset expenditures aggregating $3.9 million.  Further, cash was expended on operating expenditures in excess of interest income in the amount of $390,000.  The increase over the comparative amount was largely due to the increase in operating expenses discussed above.

During the prior year the Company received net $3.1 million through a private placement, $546,000 for the recovery of mineral property expenditures, $43,000 in cash option payments, $130,000 pursuant to the exercise of warrants and options and $20,000 from proceeds on the disposal of investments.  During the year ended July 31, 2004 the Company expended $1,093,000 on mineral properties and capital assets, and $73,000 on the repayment of notes payable and accrued interest.  The excess of cash operating expenditures over cash income items during the year ended July 31, 2004 was $312,000.

The Company has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds, and has no off-balance sheet arrangements.  The Company has no current plans to use debt financing and does not use hedges or other financial derivatives.

Subsequent to year end, the Company issued 240,800 shares pursuant to the exercise of agents’ stock options for total consideration of $60,200, 2,277,670 common shares pursuant to the exercise of warrants for total consideration of $797,185 and 56,800 common shares pursuant to the exercise of employee options for total consideration of $10,800.

Significant changes in working capital amounts were as follows:

Payables and accrued liabilities, (combined related and non-related) increased by approximately $271,000.  This large increase is attributable to the significant drilling and exploration activity on the Bahuerachi, Mexico mineral property at year end.  The Phase 1 drilling program was completed in June, 2004, hence all significant property-related expenditures were paid by the July 31, 2004 year-end.  The Phase 2 program did not commence until September, 2004.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

5)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2005	2004	2003
Financial Results
Interest and other income	$ 74,665	$ 34,684	$ 10,602
Net Loss	$ (1,631,597)	$ (1,144,770)	$ (133,904)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ 0.00
Financial Position
Working capital	$ 9,983,280	$ 2,317,383	$ (266,793)
Total assets	$ 20,254,992	$ 8,139,341	$ 4,960,470
Share Capital	$ 21,620,259	$ 13,051,242	$ 9,050,246
Contributed Surplus	$ 5,500,660	$ 593,050	$ -
Deficit	$ (7,185,046)	$ (5,553,449)	$ (4,408,679)

Earnings can vary significantly depending on the amount and timing of the write-off of mineral properties.  Mineral property write-offs net of applicable deferred tax recoveries, where applicable, and proceeds received on mineral properties in excess of their carrying cost aggregated $nil in fiscal 2005, ($262,000 – 2004; $46,000 – 2003).  The Company commenced to account for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2005 of $1,401,000 ($596,000 – 2004; $Nil - 2003) of which $208,100 (2004 & 2003 - $Nil) was capitalized to geological consulting in mineral properties and $1,192,900 (2004 - $596,000; 2003 - $Nil) is included in general and administrative expenses.  This contributed greatly to the loss for the year.   The remaining variations can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increases such as in fiscal 2005.  The Company had limited cash resources in 2003, hence less exploration and reduced general and administrative support costs.

6)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	July 31 2005 Q4 2005	Apr 30 2005 Q3 2005	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005	July 31 2004 Q4 2004	April 30 2004 Q3 2004	Jan 31 2004 Q2 2004	Oct 31 2003 Q1 2004
Interest & Other	$ 45,487	$ 9,886	$ 8,814	$10,478	$ 9,671	$ 3,984	$ 151	$ 20,878
Net loss before mineral property write-offs and stock option compensation	$(106,568)	$(120,996)	$(108,906)	$(102,227)	$(83,334)	$(106,554)	$(85,620)	$(11,303)
Stock option compensation expense	(486,900)	-	(706,000)	-	(217,000)	-	(379,000)	-
Mineral property write-offs	-	-	-	-	(261,959)	-	-	-
Net Loss	$(593,468)	$(120,996)	$(814,906)	$(102,227)	$ (562,293)	$ (106,554)	$ (464,620)	$(11,303)
Basic and diluted loss per share	(0.01)	0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

6)

Selected Quarterly Information (continued)

Interest revenue varies with the amount of invested cash and interest rates.  During the quarter ended October 31, 2003 the Company received approximately $12,000 of interest pursuant to an arbitration award in their favour. Further, included in “interest and other” in the quarter ended October 31, 2003 is approximately $9,000 of overhead fees received regarding a mineral property joint venture for which Tyler acted as operator.  Tyler ceased to be operator on joint venture projects during the quarter ended January 31, 2004 and no longer earned overhead fees thereafter.  The increase in July 31, 2005 quarter ended interest and other is in relation to the increase in invested cash.  The most significant influence on net income/loss is the amount of mineral property write-offs and the recognition of stock option compensation expense.  During the two quarters ended October 31, 2003, losses before these items were limited as the Company sharply cut back its expenses given limited cash during the period.  The quarter ended April 30, 2004 had an unusually higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher Q1, Q2, Q3 and Q4, 2005 losses were primarily due to increased expenses associated with the increase in exploration and the efforts to boost the Company’s profile in the investment community. Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  Finally, the administration associated with private placements and warrant conversions contributed to increased expenses and losses.

7)

Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the year ended July 31, 2005, (rounded to the nearest $1,000):

i)   paid or accrued $19,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $18,000 for lease operating costs and miscellaneous office expenses.

ii)  paid or accrued $242,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  (Geological fees directly related to specific mineral properties have been capitalized to those properties.)

iii)  paid or accrued to a corporation related by virtue of certain common officers and directors $51,000  for allocated office and secretarial expenses

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

8)

Mineral Property and Exploration Expenditures

See the detailed schedule of expenditures that forms part of the audited consolidated financial statements.

9)

Professional Fees

Professional fees for the years ended July 31, 2005 and July 31, 2004 were comprised of the following:

	July 31, 2005	July 31, 2004
Audit and accounting fees	$ 7,350	$ 6,300
US filing legal and accounting	10,387	20,426
Legal	8,530	9,560
Total	$ 26,267	$ 36,286

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

10)

 General and Administrative Expenses

The following are the significant expenditures included in this financial statement category in the Statement of Operations for the years ended July 31, 2005 and July 31, 2004:

	July 31, 2005	July 31, 2004
Administrative consulting fees	$ 169,636	$ 115,802
Salaries and benefits	20,428	-
Insurance	8,358	4,134
Directors and officers insurance	17,917	-
Occupancy costs	36,883	22,742
Office and secretarial	76,779	51,235
Website and networking	10,428	1,620
Travel and promotion	39,615	32,867
Investor publications	4,743	4,982
Stock based compensation	1,192,900	596,000
Total General and Administrative Expense	$1,577,687	$ 829,382

11)

Capital Stock, Contributed Surplus and Warrants

a)

Authorized and Issued

Authorized:  Unlimited number of common voting shares

                       Unlimited number of preferred shares

Issued:

Changes to issued share capital and contributed surplus from July 31, 2005 to October 26, 2005 were as follows:

	Number of shares	Capital Stock Amount	Contributed Surplus and Warrants Amount
Balance July 31, 2005 (financial statement Note 7a)	86,698,929	$21,620,259	$ 5,500,660
Stock option benefit	297,600	79,249	14,767
Shares issued pursuant to exercise of warrants	2,277,670	797,185	-
Balance October 26, 2005	89,274,199	$22,496,693	$ 5,515,427

b)

Stock Options

Employee and Consultants’ Options

During the period from July 31, 2005 to October 26, 2005, the following employee and consultants’ stock option transactions occurred:

	Number of options	Average Price
Balance July 31, 2005 (financial statement Note 7b)iii)	6,350,000	$0.50
Granted	-	-
Exercised	56,800	-
Balance October 26, 2005	6,293,200	$0.51

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

11)

Capital Stock and Contributed Surplus (continued)

b)

Stock Options (continued)

The following summarizes employee and consultants’ stock options outstanding at October 26, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	225,000	$0.10
January 29, 2007	68,200	$0.12
July 22, 2007	1,450,000	$0.35
May 2, 2008	600,000	$1.50
December 15, 2008	730,000	$0.10
January 29, 2009	1,450,000	$0.20
December 16, 2009	1,300,000	$0.65
February 7, 2010	70,000	$1.54
June 13, 2010	200,000	$1.18
July 20, 2010	200,000	$1.00
	6,293,200

Agents’ Options

Pursuant to the brokered private placement during March, 2004, the Company granted options to agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the period from August 1, 2004 to October 26, 2005 agents exercised options to acquire 1,036,040 common shares and 518,020 warrants.  As at September 16, 2005, the options and warrants expired leaving 4,200 unexercised options.

c)

Warrants

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants were exercisable at $0.35 per share until September 16, 2005.  Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

11)

Capital Stock and Contributed Surplus (continued)

c)

Warrants (continued)

Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants. The following summarizes the balances as at October 26, 2005 and changes in each of these warrants during the period from July 31, 2005 to October 26, 2005:

Expiry Date	Number of shares	Exercise price	Expiry Date
2004 Private Placement Warrants		$0.35	Sept.16, 2005
Balance July 31, 2005 (Note 7b)i) financial statements)	2,122,500
Exercised	(2,122,500)
Expired	-
Balance October 26, 2005	-
2004 Private Placement Agents’ Warrants		$0.35	Sept.16, 2005
Balance July 31, 2005 (Note 7b)i) financial statements)	37,270
Issued pursuant to Agents’ Option exercise	120,400
Exercised	(155,170)
Expired	2,500
Balance October 26, 2005	-
2005 Private Placement Warrants		$1.75
Balance July 31, 2005 (Note 7b)i) financial statements)	4,017,800		Apr.26,2007 (1)
Balance July 31, 2005 (Note 7b)i) financial statements)	3,892,600		Apr.28, 2007 (1)
Exercised	-
Balance October 26, 2005	7,910,400
Total warrants outstanding October 26, 2005	7,910,400

(1) The Company may demand the early exercise of these warrants under the conditions described above.

d)

Escrow Shares

There are no escrow shares

e)

Fully Diluted

Assuming all outstanding options and warrants were converted into common shares effective October 26, 2005, the Company’s outstanding common shares would aggregate 100,902,529.

12)

 Officers and Directors

G.A.James Devonshire

Director, Chairman and CEO

Jean Pierre Jutras

Director, COO and President

Gregory Smith

Director

Lesley Hayes

Director

Shane Ebert

Director

Alan Craven

Director

Barbara O’Neill

Corporate Secretary

13)

Contractual Obligations

Pursuant to the option agreement regarding the Bahuerachi, Mexico mineral property, the Company is required to pay the optioner $50,000 US annually in November of each year until the property commences commercial production.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to aggregate approximately $18,000 in fiscal 2006.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

13)

Contractual Obligations (continued)

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

14)

Financings, Principal Purposes and Milestones

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds were earmarked to finance the Company’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the year ended July 31, 2005 the remaining proceeds were expended on the Bahuerachi property and working capital requirements.  The exercise of warrants and options provided additional financing, as the expenditures incurred in the year ended July 31, 2005 aggregated $3,850,000.  In the Q2 MD&A, the company indicated that approximately $2 million of costs were budgeted to be incurred on the Bahuerachi property subsequent to January 31, 2005.  Costs incurred from January 31, 2005 to July 31, 2005 aggregated approximately $2.9 million.  $1.4 million of these costs were incurred in Q4 as the reverse circulation drill rig was terminated in April 2004 resulting in 18 holes being drilled rather than the 25 that were budgeted.  The reverse circulation drill rig was up and running in December 2004 to April 2005.

The Company raised an additional $9,723,000 (net), during the remainder of fiscal 2005 through a non-brokered private placement.  These funds have been earmarked to expand the Bahuerachi exploration program further.  The Company plans to complete an additional 9,200 meters of core drilling by December 31, 2005 at an estimated budget of $5 million, and will design and begin implementing an appropriate metallurgical study program.  Once an RC drill is active again on the property, which is currently estimated to be January 2006, the Company will also begin a resource estimation program within areas successfully drilled to that time.

15)

Exploration Expenditures

Refer to the Schedule of Mineral Properties included in the audited consolidated financial statements.

16)

Investor Relations

During the years ended July 31, 2005 and July 31, 2004 the Company paid $Nil to an investor relations individual or firm.  All investor relations activities, which included answering investor inquiries and providing information to brokers and potential investors, was undertaken by Company officers during the periods.

Subsequent to year end, the Company appointed an investor relations firm to assist the Company in the development and implementation of a full service investor relations program.

17)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.

There is intense competition within the minerals industry to acquire properties of merit, and Tyler competes with other companies possessing greater technical and financial resources.  Even if desirable properties are secured, there can be no assurances that the Company will be able to execute its exploration programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring, such as the availability of essential supplies and services.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

17)

Risks (continued)

There can be no assurances the Company will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

Ultimately, even if Tyler discovers mineral deposits, the economics of any potential projects may be affected by many factors beyond the capacity of the Company to anticipate and control, such as the marketability of the minerals, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production, and demands for “value added” processing of minerals.

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar, U.S. dollar and Mexican peso.   The majority of the mineral exploration costs are denominated in U.S. dollars.  When appropriate, the Company purchases U.S. dollars to try to mitigate this risk factor.

18)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company’s most promising property at this time is its Bahuerachi, Mexico property.  The Phase I and II drilling programs have delivered promising results to date and the Company is continuing to undertake the Phase II drilling program.  With the completion of the $9.9 million private placement during April, 2005, and warrant and option exercises that contributed approximately $2.3 million to the treasury during the year ended July 31, 2005, the Company considers itself to be well-positioned financially to pursue additional exploration.

19)

Critical Accounting Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses.  Accounting policies relating to asset impairments, amortization of property and equipment, and site reclamation accruals are subject to estimates and assumptions.

Decisions to write-off or not to write-off, all or a portion of our investment in various properties, especially exploration properties, subject to impairment analysis are based on our judgment as to the actual value of the properties and are therefore subjective in most cases.  Exploration properties were found to be impaired were written-off in 2004.

Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

•

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized for the other than temporary decline in value.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

19)

Critical Accounting Estimates (continued)

•

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

•

Accounting for reclamation obligations requires management to make estimates of reclamation and closure costs to be incurred in the future as required to complete the reclamation and environmental remediation work mandated by existing laws and regulations.  Actual costs incurred in future periods could differ from amounts estimated.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.  Based upon our current situation, a 10% increase in total future reclamation and closure costs would still be immaterial.

20)

New Accounting Policies

Asset Retirement Obligations

Effective August 1, 2004, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

During the current fiscal year the Company commissioned a study to be performed by an unrelated Environmental and Social Impact consulting company that would outline the Company’s legal and social responsibilities associated with the Bahuerachi property.    The study was received by the Company on June 7, 2005.  The costs to revegetate where roads and drilling platforms have been bulldozed and to address slope stabilization and natural drainage will have to be incurred after the Company has completed exploration on the property.  There is little vegetation in the region as a result of limited top soil, and what vegetation there is tends towards natural regrowth.  At this time, the Company feels that the total costs are immaterial.

21)

Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2005, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

22)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.